SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Digital Generation, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25400B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 19 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400B108	SCHEDULE 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 786,023 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 786,023 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 786,023 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 747,215 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 747,215 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 747,215 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,142 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,142 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 84,142 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25400B108	SCHEDULE 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,631,380 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,631,380 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,631,380 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 25400B108	SCHEDULE 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,631,380 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,631,380 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,631,380 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 25400B108	SCHEDULE 13D	Page 8 of 19 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock") of Digital Generation, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive office is 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("CSO"); (iv) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (v) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, CMAG, CSO and CREL (“CGI”); and (vi) George E. Hall, a United States citizen, who serves as President of CGI ("Mr. Hall" and together with SPOT, CMAG, CSO, CREL and CGI, “Clinton”).

(b) The principal business address of CGI and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019.  The principal business address of SPOT, CMAG, CSO and CREL is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CGI is to provide investment management services to private individuals and institutions.  The principal business of SPOT, CMAG, CSO and CREL is to invest in securities.  The principal business of Mr. Hall is to serve as President of CGI.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, SPOT, CMAG, CSO and CREL is set forth in Schedule A attached hereto.  To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $16,814,000 (including brokerage commissions)

CUSIP No. 25400B108	SCHEDULE 13D	Page 9 of 19 Pages

in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CSO and CREL for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock for investment in the ordinary course of business. The Reporting Persons believe that the Common Stock at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of or sell any or all of the shares of Common Stock held by them at any time.

On August 8, 2012, CMAG, in compliance with the bylaws of the Issuer, submitted its formal notice of intent (the "Notice") to nominate directors at the 2012 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "Annual Meeting").  The Notice stated that, at the Annual Meeting, CMAG intended to nominate for election as directors of the Issuer, (i) Joseph A. DePerio, (ii) Peter Markham and (iii) Melissa B. Fisher (collectively, the "Nominees"), as well as present proposals to adopt certain resolutions at the Annual Meeting, including amendments to the Issuer's bylaws.  The foregoing summary of the Notice is qualified in its entirety by reference to the full text of the Notice, a copy of which is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

On November 1, 2012, the Reporting Persons issued a press release announcing that they intended to nominate the foregoing three individuals to the Board of Directors (“Board”) of the Issuer. The public announcement also indicated that the Reporting Persons understood that the Issuer was exploring a sale of the company and that the Reporting Persons “welcomed” such a sale at a fair price. In the event that a sale of the Issuer is not announced prior to the Annual Meeting, which is currently scheduled to be held on February 21, 2012, the Reporting Persons still intend to nominate and solicit proxies on behalf of Ms. Fisher and Messrs. DePerio and Markham.  The foregoing summary of the press release is qualified in its entirety by reference to the full text of the press release, a copy of which is attached as Exhibit 2 to this Schedule 13D.

The Reporting Persons have, from time to time, engaged in discussions with the Board and its representatives regarding the Issuer's Board composition, management, strategic alternatives and direction and related matters.  The Reporting Persons may continue to discuss such matters with the Board, or with management of the Issuer, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 25400B108	SCHEDULE 13D	Page 10 of 19 Pages

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and, alone or with others, pursuing discussions with the management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,631,380 shares of Common Stock, constituting approximately 5.9% of the Issuer’s currently outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 27,634,075 shares of Common Stock outstanding as of November 6, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.

	(i)	SPOT:
		(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 786,023 shares of Common Stock.
Percentage: Approximately 2.8% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 786,023 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 786,023 shares of Common Stock

	(ii)	CMAG:
		(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 747,215 shares of Common Stock.
Percentage: Approximately 2.7% as of the date hereof.
		(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 747,215 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 747,215 shares of Common Stock

	(iii)	CSO:
		(a)	As of the date hereof, CSO may be deemed the beneficial owner of 14,000 shares of Common Stock.

CUSIP No. 25400B108	SCHEDULE 13D	Page 11 of 19 Pages

Percentage: Approximately 0.1% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,000 shares of Common Stock

(iv)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 84,142 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 84,142 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 84,142 shares of Common Stock

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,631,380 shares of Common Stock.
Percentage: Approximately 5.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,631,380 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,631,380 shares of Common Stock

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,631,380 shares of Common Stock.
Percentage: Approximately 5.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,631,380 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,631,380 shares of Common Stock

(b)           By virtue of investment management agreements with SPOT, CMAG, CSO and CREL, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,631,380 shares of Common Stock beneficially owned by SPOT, CMAG, CSO and CREL.  By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c)           Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or

CUSIP No. 25400B108	SCHEDULE 13D	Page 12 of 19 Pages

the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each of the Nominees (other than Mr. DePerio) has entered into a nominee agreement with CGI (each, a “Nominee Agreement” and collectively, the "Nominee Agreements"), pursuant to which each has agreed to stand for election to the Board and to serve as a director if elected.  Pursuant to the Nominee Agreements, CGI and its affiliates have agreed to pay the costs of soliciting proxies in support of the election of the Nominees to the Board, and indemnify such Nominees for claims arising from their role as a nominee for director.  This summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Form of Nominee Agreement, a copy of which is attached as Annex G to the Notice (which is attached as Exhibit 1 to this Schedule 13D) and is incorporated by reference herein.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Other than the Nominee Agreements and the joint filing agreement, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

	Exhibit	Description
	1	Stockholder Notice of Intent to Nominate Persons for Election as Directors and Present Proposals to Adopt Resolutions at the Annual Meeting, dated August 3, 2012.
	2	Press Release, dated November 1, 2012.
	3	Joint Filing Agreement, dated January 14, 2013.

CUSIP No. 25400B108	SCHEDULE 13D	Page 13 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer
CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CUSIP No. 25400B108	SCHEDULE 13D	Page 14 of 19 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 25400B108	SCHEDULE 13D	Page 15 of 19 Pages

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI.  Each such person is a citizen of the United States of America.  The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

Name                                           Position and Principal Occupation
George E. Hall                            Director, Chief Investment Officer and President
Francis A. Ruchalski                 Director and Chief Financial Officer
John L. Hall                                 Director

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT.  George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG.  There are no executive officers of CMAG.  Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CSO.  There are no executive officers of CSO.  Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands

CUSIP No. 25400B108	SCHEDULE 13D	Page 16 of 19 Pages

Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL.  George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CUSIP No. 25400B108	SCHEDULE 13D	Page 17 of 19 Pages

Appendix B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

This Schedule sets forth information with respect to each purchase and sale of Common Stock that wase effectuated by a Reporting Person during the past sixty days.  As of the date of this Schedule 13D, SPOT, CMAG, CSO and CREL are the only Reporting Persons that directly own Common Stock.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/14/2012	12,500	10.02
11/16/2012	52,000	10
11/20/2012	7,500	9.6154
11/20/2012	5,000	9.7087
11/26/2012	2,500	9.9695
11/26/2012	5,000	9.871
11/26/2012	3,254	9.9822
11/29/2012	2,000	10.3799
11/29/2012	2,000	10.2408
12/4/2012	1,650	10.6887
12/4/2012	3,950	10.6973
12/4/2012	5,000	10.7476
12/10/2012	5,000	10.8979
12/10/2012	4,500	10.9196
12/10/2012	2,250	10.9188
12/11/2012	9,000	11.3031
12/12/2012	13,000	11.4347
12/20/2012	2,000	11.357
12/21/2012	(10,400)	10
12/21/2012	7,250	11.2753
12/26/2012	2,900	10.815
12/26/2012	4,600	10.7049
12/31/2012	7,500	10.7054
12/31/2012	7,700	10.9805
1/2/2013	2,500	11.2433
1/2/2013	150	11.28
1/2/2013	2,500	11.33
1/3/2013	2,000	11.2816
1/7/2013	10,000	11.3845
1/9/2013	2,400	10.7828
1/9/2013	49,350	10.5951
1/10/2013	25,000	10.3672
1/10/2013	27,500	10.486
1/10/2013	10,000	10.2256
1/11/2013	2,300	10.4963

CUSIP No. 25400B108	SCHEDULE 13D	Page 18 of 19 Pages

1/11/2013	46,000	10.544
1/11/2013	2,300	10.66

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/14/2012	12,500	10.02
11/16/2012	52,100	10
11/20/2012	7,500	9.6154
11/20/2012	5,000	9.7087
11/29/2012	2,000	10.3799
11/29/2012	2,000	10.2408
12/4/2012	1,650	10.6887
12/5/2012	346	10.81
12/5/2012	2,254	10.8754
12/5/2012	2,500	10.8496
12/7/2012	15,000	10.8119
12/7/2012	5,000	10.8662
12/10/2012	5,000	10.8979
12/10/2012	4,500	10.9196
12/10/2012	2,250	10.9188
12/11/2012	9,000	11.3031
12/12/2012	12,000	11.4347
12/20/2012	2,000	11.357
12/21/2012	(3,500)	10
12/21/2012	6,750	11.2753
12/26/2012	2,610	10.815
12/26/2012	4,140	10.7049
12/31/2012	6,750	10.7054
12/31/2012	6,930	10.9805
1/2/2013	2,500	11.2433
1/2/2013	120	11.28
1/2/2013	2,000	11.33
1/3/2013	2,000	11.2816
1/7/2013	10,000	11.3845
1/9/2013	2,250	10.7828
1/9/2013	47,250	10.5951
1/10/2013	22,500	10.3672
1/10/2013	9,000	10.2256
1/10/2013	24,750	10.486
1/11/2013	2,200	10.4963
1/11/2013	44,000	10.544
1/11/2013	2,200	10.66

CSO

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/26/2012	2,500	9.9695

CUSIP No. 25400B108	SCHEDULE 13D	Page 19 of 19 Pages

11/26/2012	2,500	9.871
12/4/2012	3,950	10.6973
12/4/2012	5,000	10.7476
12/21/2012	(3,300)	10
1/11/2013	200	10.4963
1/11/2013	3,000	10.544
1/11/2013	150	10.66

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
11/26/2012	17,500	9.871
11/26/2012	7,592	9.9822
11/29/2012	1,000	10.3799
11/29/2012	1,000	10.2408
12/4/2012	10,000	10.7
12/5/2012	345	10.81
12/5/2012	2,255	10.8754
12/5/2012	2,500	10.8496
12/10/2012	1,000	10.9196
12/10/2012	500	10.9188
12/11/2012	2,000	11.3031
12/20/2012	1,000	11.357
12/21/2012	1,000	11.2753
12/26/2012	290	10.815
12/26/2012	460	10.7049
12/31/2012	750	10.7054
12/31/2012	770	10.9805
1/2/2013	30	11.28
1/2/2013	500	11.33
1/3/2013	1,000	11.2816
1/4/2013	5,000	11.4478
1/4/2013	5,000	11.47
1/9/2013	350	10.7828
1/9/2013	8,400	10.595
1/10/2013	2,500	10.3672
1/10/2013	1,000	10.2256
1/10/2013	2,750	10.486
1/11/2013	300	10.4963
1/11/2013	7,000	10.544
1/11/2013	350	10.66